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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                         HOME SOLUTIONS OF AMERICA INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   437355 10 0
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                                 (CUSIP Number)


                                December 31, 2005
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13D-1(b)

[X]  Rule 13D-1(c)

[ ]  Rule 13D-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   Names of Reporting Persons. I.R.S. Identification Nos.

                                   Barbara Feldman

               2.   Check the Appropriate Box if a Member of a Group

                    (a)  _____

                    (b)  _____

               3.   SEC Use Only

               4.   Citizenship or Place of Organization.

                    U.S.A.


Number of           5.   Sole Voting Power                                   -0-
Shares
Beneficially        6.   Shared Voting Power                                 -0-
Owned by Each
Reporting           7.   Sole Dispositive Power                              -0-
Person With
                    8.   Shared Dispositive Power                            -0-


               9.   Aggregate Amount Beneficially Owned by Each Reporting
                    Person.

                    0%

               10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares.

                    [ ]

               11.  Percent of Class Represented by Amount in Row (11).      N/A

               12.  Type of Reporting Person.

                    IN


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ITEM 1.  ISSUER AND ADDRESS

(a) and (b)     Home Solutions of America, Inc., a Delaware corporation (the
                "Company"). The Company's principal executive offices are located at 5565 Red Bird Center Drive, Suite 150, Dallas, Texas
                75237.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This amendment on Schedule 13G is being filed by Barbara Feldman, an individual.

(b)  Her address is 2081 Magnolia Lane, Highland Park, IL 60035.

(c)  She is a U.S. citizen.

(d)  The title of the securities is: Common stock, $.001 par value.

(e)  CUSIP Number is 437355 10 0.

ITEM 3.  NOT APPLICABLE

ITEM 4.  OWNERSHIP

(a) As of December 31, 2005, Barbara Feldman beneficially owned no shares of Common Stock.

(b)  These shares represented 0% of the Company's outstanding Common Stock.

(c)  Number of shares as to which Barbara Feldman has:

          Sole power to vote or direct the vote:                               0
          Shared power to vote or direct the vote:                             0
          Sole power to dispose or direct the disposition:                     0
          Shared power to dispose or direct the disposition:                   0

ITEM 5.  OWNERSHIP OF 5% OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:

[X]

ITEM 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON

Not applicable.


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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.  CERTIFICATIONS.

(a)  Not applicable

(b) By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in these statements is true, complete and correct.



Date:  February 3, 2006                          /s/ Barbara Feldman
                                                Barbara Feldman


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